Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of  October, 2007                                      Commission File Number:  1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West

Suite 2116

Toronto, Ontario

Canada  M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☐                                                                     Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐   Assigned    File No.                                          No     ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium’s registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the “SEC”) in July 2001 and the registration statements on Form F-10 originally filed with the SEC in May 2006 (File No. 333-133668), June 2006 (File No. 333-134764), August 2006 (File No. 333-136317), October 2006 (File No. 333-137822), December 2006 (File No. 333-139137), February 2007 (File No. 333-140478), April 2007 (File No. 333-141902), June 2007 (File No. 333-143528), August 2007 (File No. 333-145210) and October 2007 (File No. 333-146513).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	October 31, 2007	By:	/s/ Trent Mell
Trent Mell VP, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Material Change Report relating to the 43-101 Technical Report for the Shebandowan West Project